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                              January 18, 2023

       Daniel O'Brien
       President and Chief Executive Officer
       Flexible Solutions International, Inc.
       6001 54 Ave.
       Taber, Alberta, Canada
       T1G 1X4

                                                        Re: Flexible Solutions
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 6,
2023
                                                            File No. 333-269143

       Dear Daniel O'Brien:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed January 6, 2023

       Description of Securities, page 7

   1. We note your disclosure on the cover page relating to the offer of convertible preferred stock, rights, warrants
and units, which you otherwise do not mention in the Description of Securities section.
Please revise to include descriptions of each type of security being registered in this
registration statement.
       Exhibits

   2. Please revise your fee table to include the units being registered in the registration statement and also
provide information as to each type of securities separately in the manner required by Item
601(b)(107) of Regulation S-K.
 Daniel O'Brien
Flexible Solutions International, Inc.
January 18, 2023
Page 2
3. We note that your Exhibit 5.1 opinion includes an opinion with respect to various
       "securities which are the subject of the Registration Statement," which include shares of common stock, preferred stock, convertible preferred stock, rights, units and warrants.
       Please revise the Exhibit 5.1 opinion to address the legality of each type of security offered and also disclose that the units will be binding obligations of the company. For guidance, please consider Section II.B.1.h of Staff Legal Bulletin No.
19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.



                                                            Sincerely,

FirstName LastNameDaniel O'Brien                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameFlexible Solutions International, Inc.
                                                            Services
January 18, 2023 Page 2
cc:       William Hart, Esq.
FirstName LastName